T.Rowe Price Active Crypto ETF S-1

Exhibit 3.2

CERTIFICATE OF TRUST

of

T. Rowe Price Active Crypto ETF

THIS Certificate of Trust of T. Rowe Price Active Crypto ETF (the “Trust”) is being duly executed and filed to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust formed by this Certificate of Trust is T. Rowe Price Active Crypto ETF.

2. Delaware Trustee. The name and address of the trustee of the Trust having a principal place of business in the State of Delaware is CSC Delaware Trust Company, 251 Little Falls Drive, Wilmington, DE 19808.

3. Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned trustee has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

CSC DELAWARE TRUST COMPANY, not in its individual capacity but solely as trustee

By:	/s/James L. Grier
Name: James L. Grier Title: Vice President